FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


HSBC HOLDINGS PLC



Notification of transactions by Persons Discharging Managerial Responsibilities pursuant to DTR3.1.4 R(1)(a)



The following Performance Share awards (TSR element) of HSBC Holdings plc ordinary shares of US$0.50 each were made to Persons Discharging Managerial Responsibility (PDMR) of HSBC Holdings plc on 27 May 2005 under the HSBC Share Plan. The performance test for this element of the awards was linked to the attainment of pre-determined Total Shareholder Return targets. The performance test was not passed and the following awards were forfeited with effect from 2 April 2008:


Name of PDMR                     Awards of ordinary shares of US$0.50 forfeited


D J Flint                                                                98,383
S K Green                                                               163,971
M F Geoghegan                                                           131,177
V H C Cheng                                                              45,913
C C R Bannister                                                          32,795
A A Flockhart                                                            32,795
S T Gulliver                                                             65,589
D H Hodgkinson                                                           26,236
D D J John                                                               27,876
B P McDonagh                                                             13,358
Y A Nasr                                                                 52,183
B Robertson                                                              17,710



As a consequence, the PDMRs will not receive the fourth interim dividend for 2007, which is payable on 7 May 2008, on these forfeited awards.



P A Stafford

Deputy Group Company Secretary

HSBC Holdings plc



2 April 2008





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 April 2008